

April 10, 2017

Bin Liu
Chief Financial Officer
Kingold Jewelry, Inc.
15 Huangpu Science and Technology Park
Jiang'an District
Wuhan, Hubei Province, PRC 430023

Re: Kingold Jewelry, Inc.
Form 8-K filed March 30, 2017
File No. 001-15819

Dear Mr. Liu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products